

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 6, 2011

Via Facsimile

Mr. Gregory P. Stemm, Chief Executive Officer
Odyssey Marine Exploration, Inc.
5215 W. Laurel Street
Tampa, Florida 33607

Re: Odyssey Marine Exploration, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 28, 2011
File No. 001-31895

Dear Mr. Stemm:

We have reviewed your response letter dated June 20, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Compensation and Targets, page 17

1. We note your response to our prior comment 2 and reissue. We note the second
    sentence of your response inappropriately qualifies your intention in future filings to
    quantify all performance goals or targets and the goals and targets actually achieved if
    you believe the disclosure of such goals or targets could result in competitive harm.
    Please provide your competitive harm analysis now on a supplemental basis or,
    alternatively, confirm without qualification that in future filings you will revise to
    quantify all performance goals or targets and the goals and targets actually achieved
    in order for your named executive officers to earn their annual incentive
    compensation.

Report on Form 8-K dated June 1, 2011
Entry Into a Material Definitive Agreement

2. We note from the disclosure included in your report on Form 8-K that Neptune
    Minerals, Inc. ("NMI") completed a share exchange agreement with the stockholders
    of Dorado Ocean Resources Limited ("DOR") whereby each one outstanding share of
    DOR was exchanged for 1,000 shares of NMI Class B non-voting common stock.
    We also note that because the company was a shareholder of DOR, it received 1.65
    million shares of NMI Class B non-voting common stock pursuant to the share
    exchange. We also note that in connection with the share exchange, Odyssey
    executed a debt conversion agreement with NMI whereby Odyssey converted $2.5
    million of debt assumed by NMI in the transaction for 2.5 million shares of NMI
    Class B non-voting common stock. With regards to these transactions, please tell us
    and explain in the notes to your financial statements in future filings, how you
    accounted for the share exchange and related debt conversion transactions. As part of
    your response and your future disclosures, please explain how you valued the NMI
    Class B non-voting common stock received in these transactions and indicate whether
    any gain or loss was recognized in the company's financial statements as a result of
    the transactions. If a gain or loss was recognized, please explain how it was
    calculated or determined.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have
questions regarding comments on the financial statements and related matters. Please contact
Donald Field at 202-551-3680 with any other questions.

                                          Sincerely,

                                          /s/ Linda Cvrkel
                                          Linda Cvrkel
                                          Branch Chief